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                              August 29, 2022

       Mohammed Ansari
       Chief Executive Officer
       Berenson Acquisition Corp. I
       667 Madison Avenue, 18th Floor
       New York, NY 10065

                                                        Re: Berenson
Acquisition Corp. I
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 31,
2022
                                                            Form 10-Q for the
quarterly period ended June 30, 2022
                                                            Filed August 3,
2022
                                                            File No. 001-40843

       Dear Mr. Ansari:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the
 Mohammed Ansari
Berenson Acquisition Corp. I
August 29, 2022
Page 2
         transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
Form 10-Q for interim period ended June 30, 2022

Part I - Financial Information
Item 1. Condensed Financial Statements
Notes to the Unaudited Condensed Financial Statements
Note 1 - Description of Organization and Business Operations
Liquidity and Capital Resources, page 6

2. We note you have until March 30, 2023 to complete your initial business combination and if you do not you will cease all operations except for the purpose of winding up. Please tell us how you considered whether this or any other conditions and events may raise substantial doubt about your ability to continue as a going concern; refer to ASC
         205-40-50.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Mark Rakip,
Staff Accountant, at (202) 551-3573 with any questions.



FirstName LastNameMohammed Ansari                             Sincerely,
Comapany NameBerenson Acquisition Corp. I
                                                              Division of
Corporation Finance
August 29, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName